Exhibit (a)(5)(F)

LAW OFFICE OF DAVID E. BOWER

David E. Bower

9854 National Boulevard # 384

Los Angeles, CA 90034

Tel: (310) 839-0442

LEVI & KORSINSKY, LLP

Joseph Levi, Esq.

Juan E. Monteverde Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA

ORANGE COUNTY

RICHARD HARTMAN and BRYAN	)	CASE NO: 30-2009-00270784 CIVIL ACTION CLASS ACTION AMENDED COMPLAINT
BURNETT, individually and on behalf of all	)
others similarly situated,	)
)
)
Plaintiffs,	)
)
v.	)
)
TIMOTHY WALBERT, MICHAEL GREY, JOHN MCKEARN, ROBERT BECK, GREGORY TIBBITTS, IDM PHARMA, INC., TAKEDA AMERICA HOLDINGS INC., AND JADE SUBSIDIARY CORPORATION,	) ) ) )
)
)
)
)
Defendants.	)

Plaintiffs, by their attorneys, alleges upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1.             Plaintiffs bring this action on behalf of the public stockholders of IDM Pharma, Inc. (“IDM Pharma” or the “Company”) against Defendants, IDM Pharma and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

out of a proposed transaction in which Takeda America Holdings, Inc. and Jade Subsidiary Corporation (collectively “Takeda”), plan to acquire all the outstanding shares of IDM Pharma through a cash tender offer by means of an unfair process and at the unfair price of $2.64 per share in cash for each share of IDM Pharma common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $66 million and set to expire on June 22, 2009.

PARTIES

2.             Plaintiffs are, and have been at all relevant times, the owners of shares of common stock of IDM Pharma.

3.             IDM Pharma is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 9 Parker, Suite 100 Irvine, California 92618, and is a biopharmaceutical company that engages in the development of cancer products that either destroy cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response. The Company’s products include L-MTP-PE, known as MEPACT, a liposomal muramyl-tripeptide phosphatidylethanol- amine, for the treatment of osteosarcoma; BEXIDEM, a Phase II clinical trial completed product for the treatment of bladder cancer; UVIDEM, which is in Phase II clinical trials for the treatment of melanoma; IDM-2101 that is in Phase II clinical trials for the treatment of non-small cell lung cancer; and COLLIDEM, which is in Phase I/II clinical trials for the treatment of colorectal cancer.

4.             Defendant Timothy Walbert (“Walbert”) has been the President, Chief Executive Officer, and a Director of the Company since 2007.

5.             Defendant Michael Grey (“Grey”) has been the Non-Executive Chairman of the Board of the Company since 2007.

6.             Defendant John McKearn(“McKearn”) has been a Director of the Company since 2000.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

7.             Defendant Robert Beck (“Beck”) has been a Director of the Company since 2005.

8.             Defendant Gregory Tibbitts (“Tibbitts”) has been a Director of the Company since 2008.

9.             Defendants referenced in ¶¶ 4 through 8 are collectively referred to as Individual Defendants and/or the IDM Pharma Board. The Individual Defendants as officers and/or directors of IDM Pharma, have a fiduciary relationship with Plaintiffs and other public shareholders of IDM Pharma and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

10.           Defendant Takeda is a New York Corporation that is a subsidiary of Takeda Pharmaceutical Company Limited. Takeda Pharmaceutical Company Limited, a company located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals.

11.           Defendant Jade Subsidiary Corporation is a Delaware Corporation wholly owned by Takeda that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

12.           By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of IDM Pharma and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

13.           Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

14.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of IDM Pharma, are obligated to refrain from:

(a)           participating in any transaction where the Directors or officers’ loyalties are divided;

(b)           participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

15.           Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of IDM Pharma, or are aiding and abetting others in violating those duties.

16.           Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

17.           In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

18.           During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Takeda to attempt to eliminate the public shareholders’ equity interest in IDM Pharma pursuant to a defective sales process, and (ii) permit Takeda to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

19.           Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

20.           Plaintiffs bring this action on its own behalf and as a class action on behalf of all owners of IDM Pharma common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

21.           This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable. As of May 20, 2009, IDM Pharma has approximately 25.28 million shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii)           Are the Individual Defendants, in connection with the Proposed Transaction of IDM Pharma by Takeda, pursuing a course of conduct that does not maximize IDM Pharma’s value in violation of their fiduciary duties;

(iii)          Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv)          Have IDM Pharma and Takeda aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)           Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(d)             Plaintiffs’ claims are typical of those of the other members of the Class.

(e)             Plaintiffs have no interests that are adverse to the Class.

(f)              The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)             Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

22.           The Company’ lead product is MEPACT® (“MEPACT”), an immune system stimulant for the treatment of osteosarcoma, a rare aggressive bone tumor that occurs primarily in adolescents and young adults.

23.           Just two months before the Proposed Transaction was announced, the Company reached a major milestone achieving regulatory approval to market MEPACT in the European Union. On March 9, 2009, the Company announced that the European Commission has formally granted a Centralized marketing authorization for MEPACT. The Centralized marketing authorization allows MEPACT to be marketed in the 27 Member States of the European Union, as well as in Iceland, Liechtenstein and Norway. Under European pharmaceutical legislation, MEPACT is entitled to a period of 10 years market exclusivity in respect of the approved indication.

24.           The Company was excited about the prospect of this achievement, stating in a press release:

“Today’s approval of MEPACT is a significant milestone for physicians and patients in Europe, giving them access to the first new osteosarcoma treatment option in 20 years,” said Timothy P. Walbert, president and chief executive officer, IDM Pharma. “As our lead product candidate and

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

first to receive approval, this is also a major milestone for IDM Pharma.  We look forward to amending the New Drug Application (NDA) for mifamurtide in the United States and continuing to work toward bringing this important treatment to market in the U.S.”

25.           On May 11, 2009, the Company announced that the marketing efforts of MEPACT in Europe had made good progress:

“We made good progress in our pre-launch activities for MEPACT in Europe during the first quarter,” said Timothy P. Walbert, president and chief executive officer, IDM Pharma. “We continue to focus on MEPACT pre-launch activities while working with our financial advisor to complete our strategic review process to enhance shareholder value.”

26.           Then, just a week later, in a press release dated May 18, 2009, Company announced that it had entered into an agreement to be acquired by Takeda through a tender offer, stating:

Osaka, Japan, and Irvine, California, May 18, 2009 - Takeda Pharmaceutical Company Limited (TSE: 4502) and IDM Pharma, Inc. (NASDAQ: IDMI) today announced that Takeda America Holdings, Inc., a wholly-owned subsidiary of Takeda (Takeda America), and IDM Pharma have entered into an agreement for Takeda America to acquire IDM Pharma. Takeda America has established Jade Subsidiary Corporation as a wholly-owned subsidiary to effect that transaction. Under the agreement, Takeda America will purchase all of IDM Pharma’s outstanding shares for US$2.64 per share in an all cash tender offer followed by a merger.

Millennium: The Takeda Oncology Company, Takeda’s business unit responsible for global oncology strategy and development, will have global development responsibility for MEPACT®, IDM Pharma’s primary asset, and Takeda Pharmaceuticals Europe Ltd. will be responsible for commercializing MEPACT in Europe.

IDM Pharma received European marketing approval for MEPACT (mifamurtide), a therapy indicated for the treatment of non-metastatic osteosareoma (malignant bone cancer) following surgical removal of the tumor (resection) in children, adolescents and young adults. Osteosarcoma is a rare and often fatal disease, with approximately 1,200 new cases diagnosed in Europe each year. The disease affects primarily children and young adults. The European Commission formally granted a centralized marketing authorization for MEPACT on March 6, 2009, allowing it to be marketed in the 27 EU member states, as well as in Iceland, Liechtenstein and Norway.

“MEPACT delivers a demonstrated survival advantage for young patients with a specific type of bone cancer and provides Takeda with an approved therapy that contributes immediately to our top-line growth,” said Erich Brunn, CEO of Takeda Pharmaceuticals Europe Limited, Takeda’s wholly-owned UK-based subsidiary for overseeing pan-European sales

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

and marketing. “We envisage that the product will become a key driver in enhancing our European oncology franchise.”

“The European approval of MEPACT was the result of decades of research and most importantly the dedication of patients and their families whose involvement in the Phase 3 clinical trial was integral to providing access to the first new osteosarcoma treatment in more than 20 years,” added Timothy P. Walbert, president and chief executive officer IDM Pharma. “Our goal has been to improve the lives of cancer patients by developing therapies that meet significant unmet treatment needs — Takeda shares this goal. We expect that the significant progress we’ve made with MEPACT during the last two years will continue to be met in osteosarcoma and other difficult to treat cancers.”

27.           On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

THE PRICE IS UNFAIR

28.           In the few months prior to the Proposed Transaction, IDM Pharma stock had been trading well in excess of the Proposed Transaction offer price of $2.64. In fact, the Company’s shares traded above $2.60 per share as recently as March 23, 2009 and above $3.40 per share as recently as September 22, 2008. The recent dip in IDM Pharma’s stock price to $1.70 per share on May 15, 2009 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets.

THE PRECLUSIVE DEAL PROTECTION DEVICES

29.           As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

30.           Moreover, Defendants agreed to such terms without any hard evidence that they sought a third party buyer for IDM Pharma and no evidence that IDM Pharma’s Directors shopped the Company in order to obtain the best possible (higher) price for IDM Pharma’s shareholders.

31.           First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the IDM Pharma Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $2,250,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

32.           Section 7.1(a) of the Merger Agreement provides a limited situation under which the IDM Pharma Board may enter into discussions and negotiations for a competing unsolicited bid, only after “the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law, in response to a bona fide, unsolicited written Acquisition Proposal made or received after the date of this Agreement that the Company Board reasonably determines in good faith after consultation with outside counsel and the Financial Advisor or a nationally recognized independent financial advisor is, or may reasonably be expected to lead to, a Superior Proposal.”

33.           Further, Section 7.1(b), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “(1) (A) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law, but only at a time that is prior to the Specified Time and is after the fourth business day following the Parent’s receipt of written notice (an “Adverse Recommendation Notice”) advising the Parent that the Company Board intends to withdraw or modify the recommendation (and the manner and timing in which it intends to do so), and (B) the Company provides the Parent with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement and negotiates in good faith with the Parent with respect thereto during the four business day period after the Parent has received the Adverse Recommendation Notice, in each case as would enable the Company Board or committee thereof to maintain in effect its recommendation in favor of this Agreement, the Offer and the Merger, (2) if such withdrawal is due to the existence of a Superior Proposal, (x) the Company has complied with the requirements of Section 7.1(c), including specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (y) the Parent shall not have within four business days of the receipt of the Adverse Recommendation Notice made an offer or proposal that the Company Board determines in good faith (after consultation with its financial and legal advisors) to be at least as favorable to the Company’s stockholders from a financial point of view as such Superior Proposal, and (3) if such withdrawal is not due to the existence of a Superior Proposal, the Parent shall not have within four business days of the receipt of the Adverse Recommendation Notice made an offer or proposal that the Company Board determines in good faith (after consultation with its financial and legal advisors) would enable the Company Board or committee thereof to maintain in effect its recommendation in favor of this Agreement, the Offer and the Merger.” These provisions further discourage bidders from making a competing bid for the Company.

34.                                 Thus, even if the IDM Pharma Board receives an intervening bid that appeared to be “superior” to Takeda’s offer, they are precluded from even entering into discussions and

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the IDM Pharma Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the IDM Pharma Board first determines that the proposal is superior.

35.                                 In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Takeda before recommending to accept that alternative bid, giving Takeda an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that Takeda can simply match.

36.                                 Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT

37.                                 On May 26, 2009, the Company filed the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.

38.                                 The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

39.                                 For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by JMP Securities LLC (“JMP”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by JMP and relied upon by the Board in

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	Whether any projections were prepared that dealt with the expectations of the approval of MEPACT in the United States, and the expectations of sales of MEPACT in the United States.

(ii)	Capital expenditures, Research and Development costs, Change in Working Capital, and Non-cash compensation amounts for each of the years (2009-2021) in both the base case and upside case projections.

(iii)	The criteria utilized by JMP to select the companies used in its Selected Public Company Analysis.

(iv)	The reasons JMP selected the forward-looking revenue multiple to use in its Selected Public Company Analysis and the reasons only one multiple was used in the analysis.

(v)	The multiples observed for each company in the Selected Public Company Analysis.

(vi)	The range of multiples used to calculate the implied per share equity value range in the Selected Public Company Analysis.

(vii)	The criteria utilized by JMP to select the transactions used in its Precedent Transaction Analysis.

(viii)	The reasons JMP selected the enterprise value/patient number to use in its Precedent Transaction Analysis.

(ix)	A list of the enterprise value, the patient population, and the maximum contingent payout for IDM Pharma and for each transaction in the Precedent Transaction Analysis.

(x)

The method by JMP used to estimate the patient population for each transaction and for IDM Pharma in the Precedent Transaction Analysis when calculating the enterprise value/patient for each transaction and IDM Pharma.

(xi)	The range of multiples used to calculate the implied per share equity value range in the Precedent Transaction Analysis.

(xii)	The criteria utilized by JMP to select the transactions used in its Premiums Paid Analysis.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(xiii)	A list of the one-day, one-week average, and four-week average premiums for each transaction in the Premiums Paid Analysis.

(xiv)

The criteria utilized by JMP in selecting discount rates ranging from of 14.0% to 18.0% in its Discounted Cash Flow Analysis; the basis for calculating a 17.2% cost of equity; whether the 5.2% cost of debt was pre-tax or after-tax; the amount of net operating losses in France; and a definition of “free cash flows” utilized by JMP in the Discounted Cash Flow Analysis.

40.                                 Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction.  Specifically, the Recommendation Statement states that JMP was retained as the Company’s financial advisor in the Proposed Transaction, but fails to inform the shareholders the criteria for selecting JMP, which other investment advisors (if any) were considered, and whether JMP holds either a long or a short position for each party in the Proposed Transaction. It is material for shareholders to be informed of why the Board selected JMP as well as any other financial and economic interests JMP or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

41.                                 The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the other strategic alternatives, other than the sale of the Company, available to the Company and discussed by the Board. For example, on March 21, 2009 and April 3, 2009, “two separate European biopharmaceutical companies submitted non-binding proposals to enter into a licensing arrangement with the Company for MEPACT in Europe, which proposals included an upfront payment to IDM, plus milestones and royalty payments dependent upon reimbursement and sales thresholds.” The Recommendation Statement fails to disclose the value of those upfront payments; the milestones that needed to be reached and the amount of the royalty payments; and the reasons the Board viewed those proposals as “inefficient from a tax perspective” and as not the “best strategic alternative.” In addition, the Recommendation Statement

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

fails to disclose why the Company did not explore Palo Alto Investors’ (“Palo Alto”) “willingness to participate in a financing as an alternative to a sale of the Company discussed between Palo Alto and JMP on April 2, 2009. Also, the Recommendation Statement does not disclose the prospects of IDM Pharma remaining as a stand-alone company discussed by the Board on April 17, 2009, and the “risks and uncertainties inherent in IDM [Pharma] pursuing financing and continuing to operate as an independent company” discussed on April 20, 2009, information which is vital to shareholders when deciding whether or not to tender their shares in the Proposed Transaction.

42.                                 Also, the Recommendation Statement fails to provide material disclosures concerning the process and criteria JMP utilized, if any, to identify potential partners, thereby rendering the IDM Pharma’s shareholders unable to decide whether to tender their shares in the Proposed Transaction. The Recommendation Statement fails to inform the shareholders regarding the criteria implemented by JMP in selecting parties to contact between December 11, 2007 and January 15, 2008, how many parties were contacted, and the reasons IDM Pharma decided to renew efforts in exploring strategic alternatives after ceasing efforts in May 2007. The Recommendation Statement also fails to inform the shareholders regarding the criteria implemented by JMP in selecting the parties to contact between February 2008 to September 2008 that might be interested in a transaction with IDM Pharma, how many parties were contacted, and how many conducted due diligence. The Recommendation Statement also fails to disclose the criteria used to select the 50 parties that were contacted by JMP after November 18, 2008 and how many of those parties had been previously contacted by IDM Pharma, and how many were strategic buyers or financial buyers.

43.                                 The Recommendation Statement also fails to describe material information concerning discussions and negotiations with Takeda and other potential partners. For example, the Recommendation Statement fails to disclose

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(i)	The implied per share price of Company B’s March 18, 2009 and April 8, 2009 offer to purchase IDM Pharma and Company A’s January 29, 2009 offer to acquire IDM Pharma.

(ii)

How the Company determined that there was not “a sufficient degree of certainty” that the Company would reach the milestones to receive the $20 million contingent payment rights in Company B’s April 8, 2009 offer.

(iii)

Whether there was any basis communicated to the Company regarding Company B’s decrease in their offer price from $90 million in cash and $25 million in contingent payment rights on March 18, 2009 to $65 million in cash and $20 million in contingent payments on April 8, 2009.

(iv)	Whether the contingent payment rights in Company B’s offers were payable only to the common shareholders of IDM Pharma.

(v)

What was the amount of the “payments to warrant holders required under the terms of IDM [Pharma]’s outstanding warrants” that would need to be paid as a result of a transaction with either Company B or Takeda.

(vi)	Why the Board sought Palo Alto’s general support before signing an exclusivity agreement with Takeda.

(vii)	The “changes to the exclusivity agreement” with Takeda requested by IDM Pharma’s Board on April 21, 2009.

(viii)	The “valuation related issues raised by potential strategic partners” discussed by JMP and Palo Alto on April 2, 2009.

(ix)	The reasons IDM Pharma did not form a special committee to evaluate the potential strategic alternatives.

It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision on whether to tender their shares in the Proposed Transaction.

VOTING AGREEMENTS

44.                                 In connection with the Proposed Transaction, Defendants Walbert, Beck, Grey, McKearn, and Tibbitts entered into a Stockholders’ Agreement, dated as of May 18, 2009, whereby each of them agreed to tender their shares in favor of the Proposed Transaction. In addition, Palo

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Alto, the Company’s biggest stockholder holding approximately a 41% stake in the Company, and Medarex, a holder of approximately 10% of IDM Pharma’s outstanding common stock, also entered into a Stockholders’ Agreement agreeing to tender their shares in favor of the Proposed Transaction. As of May 18, 2009, the outstanding shares subject to the Stockholders’ Agreement represent approximately 55% of the total outstanding Shares and approximately 49% of Shares outstanding on a fully diluted basis.

SELF-DEALING

45.                                 By reason of their positions with IDM Pharma, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of IDM Pharma, and especially the true value and expected increased future value of IDM Pharma and its assets, which they have not disclosed to IDM Pharma’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of IDM Pharma’s public shareholders. For example, Defendant Walbert is entitled to receive a severance payment of $410,000 should he be terminated without cause following the consummation of the Proposed Transaction.

46.                                 Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to IDM Pharma’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants and Takeda on unfair terms.

47.                                 Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its shareholders will continue to suffer absent judicial intervention on or before June 22, 2009.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)

48.                                 Plaintiffs repeat all previous allegations as if set forth in full herein.

49.                                 As Directors of IDM Pharma, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize IDM Pharma’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

50.                                 As discussed herein, the Individual Defendants have breached their fiduciary duties to IDM Pharma shareholders by failing to engage in an honest and fair sale process.

51.                                 As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of IDM Pharma’s assets and will be prevented from benefiting from a value-maximizing transaction.

52.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

53.                                 Plaintiffs and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)

54.                                 Plaintiff repeats all previous allegations as if set forth in full herein.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

55.                                 The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting IDM Pharma’s shareholders.

56.                                 As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

57.                                 As a result, Plaintiff and the Class members are being harmed irreparably.

58.                                 Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting
(Against IDM Pharma and Takeda)

59.                                 Plaintiffs repeat all previous allegations as if set forth in full herein.

60.                                 As alleged in more detail above, IDM Pharma and Takeda are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants IDM Pharma and Takeda aided and abetted the Individual Defendants’ breaches of fiduciary duties.

61.                                 As a result, Plaintiffs and the Class members are being harmed.

62.                                 Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A)                              declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B)                                enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                                in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(D)                               directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                 awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F)                                 granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

DATED: May 27, 2009	LAW OFFICE OF DAVID E. BOWER

DAVID E. BOWER
9854 National Boulevard # 384
Los Angeles, CA 90034
Telephone: 310/839-0442

LEVI & KORSINSKY, LLP
JOSEPH LEVI (to be admitted pro hac vice)
JUAN E. MONTEVERDE (to be admitted pro hac vice) 30 Broad Street, 15th Floor
New York, New York 10004
Telephone: 212/363-7500
212/363-7171 (fax)

Attorneys for Plaintiffs

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY